SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of Sept., Oct., Nov., & Dec. 2002, & Jan.2003.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X _ Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: January 27, 2003 By:* m. Taherzadeh (Signature)*

Mesbah Taherzadeh, P. Eng.

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

BC FORM 51-901F

Quarterly Report

Incorporated as part of : Schedule A

X Schedule B & C

ISSUERS DETAILS:

NAME OF ISSUER QI Systems Inc.

ISSUER ADDRESS # 101-3820 Jacombs Road,

Richmond, B.C. V6V 1Y6

CONTACT PERSON Mesbah Taherzadeh

CONTACT'S POSITION President & CEO

CONTACT TELEPHONE NUMBER 604-248-2301

CONTACT E-MAIL mesbaht@qisystems.ca

WEB SITE ADDRESS www.qisystems.ca

FOR THE QUARTER ENDED June 30, 2002

DATE OF REPORT November 08, 2002

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MESBAH TAHERZADEH “MESBAH TAHERZADEH” 02/11/08

NAME OF DIRECTOR SIGN DATE SIGNED

LILLIE COCUNATO “LILLIE COCUNATO” 02/11/08

NAME OF DIRECTOR SIGN DATE SIGNED

SCHEDULE B

QI SYSTEMS INC.

SHARE CAPITAL AS AT June 30, 2002

Expressed in $U.S.

COMMON SHARES

AUTHORIZED	200,000,000
ISSUED	12,280,168
ESCROWED	750,000

OUTSTANDING STOCK OPTIONS

DIRECTORS, OFFICERS & CONSULTANTS

250,000	@$1.26	Exercisable by April 20, 2005
150,000	@$1.26	Exercisable by December 22, 2005
300,000 350,000	@$0.75 @$0.75	Exercisable by February 1, 2006 Exercisable by April 26, 2006

EMPLOYEES

79,000	@$1.26	Exercisable by July 4, 2002
111,500	@$1.26	Exercisable by January 15, 2003
128,400	@$1.26	Exercisable by December 30, 2003
94,000	@$1.26	Exercisable by December 31, 2004
97,000	@$1.26	Exercisable by December 22, 2005

OUTSTANDING WARRANTS

250,000	@$1.67	Exercisable by August 23, 2002

During the quarter ended June 30, 2002, no options were issued to Directors, Officers, Consultants or Employees nor were any exercised.

DIRECTORS:

OFFICERS

Mesbah Taherzadeh	President & CEO	Mesbah Taherzadeh
Billy Gene Parker Jr. Lillie Cocunato	Vice-President - Sales & Marketing and Secretary	Craig Jones

SCHEDULE C

QI SYSTEMS INC.

MANAGEMENT DISCUSSION - June 30, 2002

QI Systems Inc. develops and designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending, with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. Similar systems are considered for use in the Philippines, Chile, South Korea, Japan and South Africa.

QI's SmartKit technology enables debit card purchases by consumers from a wide range of vending machines. The SmartKit is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of the SmartKit, multiple card schemes can be processed in parallel in the same unit with new schemes added at a later date. QI's SmartKits have been installed in a variety of vending machines, dispensing soft drinks, coffee, snack and sandwiches, Laundromat machines (Maytag, Speed Queen), copiers, newspaper vending boxes for such publications as USA Today and Pay and Display parking machines. QI's handheld console is capable of being used as a value reload station and as a POS terminal for Smart Cards.

During the quarter, consulting fees of $53,846 was accrued to Directors and Officers of the Company and professional fees of $24,102 was accrued for legal and audit.

During the quarter, the Company did not incur any expenses relating to National Policy 41 and the Company did not experience any material difference in any actual use of any proceeds from any previous disclosure, which had been made by the Company regarding its intended use by the Company.

We continue to finance our operations from internal sources but now that we have completed the development of our SmartKit® products we are aggressively exploring external sources of funding so we can implement our Business Plan.

The Company appointed Wolrige Mahon Chartered Accountant as its auditors to replace the PricewaterhouseCoopers LLP that resigned.

The Company was relocated to a new and much larger premises effective June 1st. 2002. The new site provides much needed space for manufacturing / assembly of products, and more office space for the anticipated expansion of the engineering and administration departmental staffs.

The Private Placement that was announced in May 2002 was completed and approved by the BC Security Commissions, effective July 16, 2002. A total of 3,750,000 shares were subscribed along with 3,550,000 share purchase warrants.

Orders were received from Mount Royal College in Calgary, Alberta, for delivery and installation of Payment Terminals for laundry machines and Smart Cards Revalue Stations during the month of June 2002.

EFM, City of Dawson Creek, USAToday, Cale Parking Equipment and Show Rack all placed orders for more QI's Vending Head Payment Terminals, and Revalue Machines for installation in their respective operations during July, August, and September 2002.

Jayd LLC placed order for its first Revalue Stations to be installed at the MBTA's Quincy Adams Transit Station. This first reload station is capable of adding value to the Jayd proprietary Smart Card Scheme (SETEC Card Scheme). The reload station is already in operation. Further orders for similar equipment are pending.

The Board of Directors appointed two new Directors during the month of October. They are, Mr. Matthew Yugovich, and Mr. Craig R. Jones.

The Company also negotiated a Private Placement for a total of 333,333. Units, each consisting of one common share and a non-transferable share purchase warrant in the capital stock of the Company, to net the treasury an aggregate of $100,000.US.

All QI news releases can be found at our web site: http://www.qisystems.ca, or at http://www.sedar.ca.

Our email address is: info@qisystems.ca.

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia

V6V 1Y6

MANAGEMENT INFORMATION CIRCULAR

As at November 1, 2002

unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of QI Systems Inc. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in The Vancouver Province on October 11, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C., V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Stock Transfer Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many members, as a substantial number of members do not hold Shares registered in their own names. These members (“Beneficial Members”) should note that only proxies deposited by Registered Members can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a member by a broker, then, in almost all cases, those shares will not be registered in the name of the member on the Company's Register of Members. Such shares will, more likely, be registered under the name of the member's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Members in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Member by a broker is identical to the form of proxy provided to Registered Members. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Member. Most brokers delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically provides Beneficial Members with their own form of proxy, and asks Beneficial Members to return the proxy forms to IICC or to vote their Shares by telephone. A Beneficial Member receiving such a proxy from IICC cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Members return their completed proxies, or record their votes by telephone with IICC, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS & DIRECTORS REPORT

The Report of the Directors to Members and the consolidated financial statements of the Company for the year ended June 30, 2002 (the “Financial Statements”), together with the Auditors' Report thereon, will be presented to the members at the Meeting. These documents are being mailed to members with this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value (the "Common Shares"). 16,030,168 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed November 1, 2002 as the record date for the determination of the members entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Billy G. Parker, Jr.	1,669,800 Common	10.41%
James D. Roberts	2,405,000 Common*	15.00%

* Based on the Company's registered shareholder list. Mr. Roberts most recent insider report as shown on the website of the British Columbia Securities Commission indicates that his current shareholdings total 1,230,030 shares.

DETERMINATION OF NUMBER OF DIRECTORS

The directors are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the members. Four directors were elected at the Company's Annual General Meeting held on December 19, 2001.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at six and the approval of the members is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following information concerning the respective nominees has been furnished by each of them:

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS ALSO RECEIVED NOTICE OF SHAREHOLDER PROPOSED NOMINEES IN ADDITION TO MANAGEMENT'S NAMED NOMINEES. INFORMATION CONCERNING THE SHAREHOLDER PROPOSED NOMINEES IS ALSO PROVIDED, IN SCHEDULE “B” ATTACHED HERTO AND FORMING A PART HEREOF.

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Mesbah Taherzadeh(4) Canada	Owner, President and C.E.O., Pacific Pool Water Products Ltd. 1996-2001	President, C.E.O. and Director, May 1, 2001 to date	19,000
Billy Gene Parker, Jr. (4) United States	Owner and President, Mobill Contractor Inc., 1985-Present	Director, since Nov. 13, 2001	1,669,800
Lillie Cocunato(4) Canada	Retired Businesswoman	Director, since Dec. 19, 2001	35,000
Matthew Yugovich United States	Commercial Real Estate developer	Director, since Oct. 24, 2002	132,000
Craig R. Jones Canada	Director of export Sales and Business Development with Dairyworld Foods from March, 1996-October, 1998; Management Consultant, C. Jones & Associates since October, 1998; Vice-President, Sales and Marketing for QI Systems since May 1, 2000	Vice-President, Sales & Marketing, since May 1, 2000; Corporate Secretary, since October 22, 2001 and Director, since Oct. 30, 2002	10,000
Allen D. Graves Canada Proposed Nominee	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995	N/A	80,000

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the abovenamed nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Company has an Incentive Stock Option Plan (the “Plan”) which complies with the rules set forth for such plans by the TSX Venture Exchange (the “Exchange”) in that at no time may more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual. The Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,175,000 shares be under option pursuant to the Plan. The exercise price will not be lower than the "market price", less the applicable discount, of the Shares on the Exchange at the time of grant. In the context of the Plan, “market price” means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

(b) Granting of Options

During the most recently completed financial year (July 1, 2001 to June 30, 2002) (the "Financial Period"), the Company did not grant any incentive stock options to its directors and other insiders.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

No options to purchase shares were exercised by the directors and other insiders of the Company during the Financial Period.

(d) Summary of Number of Securities under Option

In summary:

(i) no incentive stock options to purchase common shares were granted during the Financial Period.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 1,287,500 common shares are outstanding, of which options to purchase up to a total of 800,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, save and except as set forth below:

Private Placement Transaction

In May, 2002, certain investors purchased 200,000 common shares at US$0.30/Cdn.$0.50 per common share and 3,550,000 units of the Company at a price of US$0.30/Cdn.$0.50 per unit for a total purchase price of US$1,125,000/Cdn.$1,875,000 by way of private placement. Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at an exercise price of US$0.40/Cdn.$0.67 per share. An aggregate of 2,124,000 units for a purchase price of US$637,200/Cdn.$1,062,000 were purchased by insiders of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Wolrige Mahon, of Suite 900, 400 Burrard Street, Vancouver, B.C. V6C 3B7, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Wolrige Mahon was first appointed auditor of the Company on May 7, 2002.

A copy of a Notice of Change of Auditor and letters, dated August 30, 2002 from PricewaterhouseCoopers LLP, the former auditor, and dated August 28, 2002 from Wolrige Mahon, the successor auditor, respectively, addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Securities & Exchange Commission and Confirmation re Review by the Audit Committee or Board of Directors are attached hereto and form a part of this Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

Common Shares of the Company Listed on the OTC Bulletin Board

The Company filed a Registration Statement on Form 20-F with the United States Securities & Exchange Commission (the “Commission”) and effective November 29, 2000, the Company's common shares are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of a registration statement under the Exchange Act, the Company becomes obligated to file periodic reports with the Commission. The reports update on a continuous basis the information contained in the Company's original registration statement. The required reports include an Annual Report on Form 20-F within six months after the end of each fiscal year; Form 6-K reports which must be filed attaching all information which the Company makes public or is required to make public in its domestic jurisdiction, including all news releases, all public information filed with a non-U.S. stock exchange, all information distributed by the Company to its shareholders; and Reports of Beneficial Ownership are required to be filed by all persons who beneficially own more than 5% of the Company's common shares (the Company must oversee the filing of reports by these persons), among other reporting and filing requirements.

In order to have a class of securities listed on a U.S. stock exchange or quoted on Nasdaq or the OTC Bulletin Board, a Canadian issuer must register the class under the Exchange Act. The Company filed its Form 20-F Registration Statement with the Commission in order to be registered under the Exchange Act to enable its common shares to be quoted on the OTC Bulletin Board.

In the US, in response to the Enron and WorldCom problems, the Sarbanes-Oxley Act of 2002 (the “Act”) was brought into effect as of July 20, 2002. The immediate effect is that the CEO and the CFO of all US companies and, more importantly, all foreign private issuers (the Company is considered a “foreign private issuer”), must under section 906 of the Act, provide an additional “906 Certification” with all 20-F and similar yearly filings. Penalties are severe for non-compliance and can result in 20 years in prison. In addition, on or about August 29, 2002, a much more extensive and similar certificate, titled “Section 302 Certificate” will also be required to be filed with form 20-F and similar filings. There are also additional filing requirements and prohibitions which have come into effect, including a ban on loans to directors and officers which applies to all reporting companies. Also effective immediately and applicable to all foreign reporting companies, the audit committee must pre-approve all audit and non-audit services.

Management of the Company has been considering and, in light of the above disclosed reporting and filing requirements which have become more onerous and costly, the benefits to the Company in remaining registered under the Exchange Act and keeping the Company's shares quoted on the OTC Bulletin Board. Accordingly management is seeking to determine whether its shareholders would like to see the Company's shares remain quoted on the OTC Bulletin Board. Based on the feedback received from the Company's shareholders, management will determine, in their discretion, whether or not to remain registered under the Exchange Act and have the common shares of the Company quoted on the OTC Bulletin Board. Accordingly, the members of the Company are asked to consider the following resolution:

“RESOLVED, as an ordinary resolution, that the directors of the Company are hereby authorized to decide whether to continue with the United States filings required to keep the Company registered under the Securities Exchange Act of 1934, as amended, and to continue to have the common shares of the Company quoted on the OTC Bulletin Board (or its proposed future replacement, the Bulletin Board Exchange), or to take whatever steps the Board, and its counsel, deem necessary to discontinue the Company's reporting obligations in the United States and its listing on the OTC Bulletin Board.”

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of October 25, 2002.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD

QI SYSTEMS INC.

“Mesbah Taherzadeh”

Mesbah Taherzadeh, President

Schedule "A" to the Information Circular of

QI SYSTEMS INC. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;

(ii) a ViceChair of the company, if that individual performed the functions of the office on a full-time basis;

(iii) President of the company;

(iv) a VicePresident of the company in charge of a principal business unit, division or function such as sales, finance or production; or

(v) an officer of the company or any of its subsidiaries or any other person who performed a policymaking function in respect of the company,

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;

(ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and

(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

During the fiscal year ended June 30, 2002, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely Mesbah Taherzadeh, the Company's President and Chief Executive Officer from May 1, 2001; Craig Jones, Vice-President of Marketing and Sales, May 1, 2000 to October 17, 2000, Acting President and Chief Executive Officer from October 18, 2000 to April 30, 2001, and then Vice-President of Marketing and Sales from May 1, 2001 and Corporate Secretary from October 22, 2001; (herein collectively referred to as the “Named Executive Officers”). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)(2)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(3) granted (#)(5)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compen- sation ($)
Mesbah Taherzadeh President and Chief Executive Officer	2002 2001 2000	183,333(6) 33,334(6) Nil	Nil Nil Nil	Nil Nil Nil	Nil 300,000(6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Jones Vice-President, Marketing and Sales	2002 2001 2000	120,000(7) 120,000(7) 20,000(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil 200,000(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes: (1) July 1 to June 30.

(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3) Stock appreciation rights.

(4) Long-term incentive plan

(5) Reference is made to the section captioned "Options and Stock Appreciation Rights".

(6) Pursuant to the terms and conditions of an Employment Agreement dated May 1, 2001.

(7) Pursuant to the terms and conditions of an Employment Agreement dated April 20, 2000.

Options and Stock Appreciation Rights

No incentive stock options were granted to the Named Executive Officer(s) during the most recently completed financial year (July 1, 2001 to June 30, 2002) (the "Financial Period").

No incentive stock options were exercised during the Financial Period by any of the Named Executive Officers.

Pension Plan

The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company or its subsidiary and a Named Executive Officer except for the following:

A. The Company entered into an Employment Agreement dated April 20, 2000 (the “Agreement”) with Craig Jones, the Company's Vice-President, Marketing and Sales (the “Executive”), whereby the Executive agreed to manage, supervise and direct all activities relating to the Company's marketing and sales. The Company has agreed to pay the Executive an annual salary of $120,000 for the period from May 1, 2001 to April 30 2002, together with an incentive bonus calculated at a rate of no less than 30% of the Executive's annual salary for the period. The annual compensation is to be reviewed annually, with the stipulation that the compensation to be paid to the Executive shall not be less than the annual salary and bonus percentage rate paid to the Executive for the immediately preceding twelve month period.

The Agreement also provided that the Executive would receive stock options totalling 200,000 shares (which options were granted to the Executive on April 20, 2000). The Agreement commenced on May 1, 2000 and will continue for an indefinite period of time until terminated in accordance with the provisions of the Agreement.

The Agreement may be terminated by the Company at any time for any reason without legal consequence upon 18 months written notice or payment to the Executive in lieu of notice of a lump sum equal to one and one half times the annual compensation. Should the Executive's employment be terminated by the Executive for other than Good Reason (as defined in the Agreement) then the Company shall pay to the Executive of the annual compensation earned by or payable to the Executive during the then current fiscal year of the Company for the period to and including the date of termination, and neither the Company nor its subsidiary shall have any further obligations to the Executive under the Agreement. If the Agreement is terminated by the Company for other than just cause or terminated by the Executive for Good Reason, then the Company shall pay the Executive his annual compensation for the then current fiscal year for the period to and including the date of termination, and as partial compensation for the Executive's loss of employment, an amount equal to one and one half times the annual compensation. The Company shall also provide the Executive with the job relocation counselling services of a firm chosen from time to time by the Executive, together with all additional reasonable expenses that the Executive may incur in connection with obtaining alternative full-time employment, including any costs associated with the relocation by the Executive to obtain such alternative employment, such total not to exceed $20,000.

B. The Company entered into an Employment Agreement with Mesbah Taherzadeh, the Company's President and Chief Executive Officer (the “CEO”), dated May 1, 2001, whereby the CEO agreed to manage, supervise and direct all activities of the Company. The Company agreed to pay the CEO an annual salary of $200,000 for the period from May 1, 2001. The CEO is also entitled under the Employment Agreement to a benefits plan as is available from time to time for those individuals who are employed as senior executives of the Company. In addition, the Employment Agreement provided that the CEO would be granted an incentive stock option to purchase 300,000 shares of the Company, which option was granted to the CEO on April 26, 2001, exercisable at $1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan is to be established, based on the objectives as set out in the Company's Strategic Business Plan, which will be developed by the CEO and the board of directors of the Company.

Upon termination of the Employment Agreement, the average monthly compensation shall be determined by reference to the annual compensation paid to the CEO, averaged for the preceding 36 months. If there is Just Cause (as defined in the Employment Agreement) then the agreement may be immediately terminated by the Company without further compensation. If the CEO is disabled, the Company will pay the CEO for 6 months' applicable salary and benefits. The Employment Agreement may be terminated by the Company at any time for any reason without legal consequences upon payment to the Executive of one year's annual compensation plus all incentive bonus the CEO is entitled to, plus the right to exercise all vested stock options not exercised. Further, in the event that the Company shall terminate the Employment Agreement by the payment of one year's annual compensation, then the Company shall continue the CEO's entitlement to all medical, dental and disability insurance coverage for a period of one year or such shorter period as the Executive may advise.

Should the CEO's employment be terminated following a change in control of the Company, the Company (or the purchasing company) shall have the following payment obligations:

a) if not previously paid, the CEO's annual compensation for the then current fiscal year for the period to and including the date of termination plus any incentive bonuses earned; and

b) as compensation for the CEO's loss of employment, an amount equal to two times the CEO's annual compensation;

c) if the CEO holds any options, rights, warrants or other entitlement granted to him by the Company for the purchase or acquisition of shares in the capital of the Company (collectively the “Rights”), and the Rights are vested in the CEO, the CEO shall have 60 days to exercise his Rights by forwarding payment for the exercise of his Rights to the Company; and

d) the Company shall pay to the CEO all outstanding and accrued vacation pay to the date of termination.

If the CEO's employment is terminated for Just Cause, the Company shall pay to the CEO, if not previously paid, the fraction of the annual compensation earned by or payable to the CEO by the Company or its subsidiaries during the then current fiscal year of the Company for the period to and including the date of termination and neither the Company nor its subsidiaries shall have any further obligations to the Executive under the Employment Agreement, save as provided for in the Employment Agreement in the event of the CEO's death or should the CEO become disabled.

Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from the Company or its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company or the Company's subsidiaries, if any, to the directors of the Company other than Named Executive Officers, (the “Other Directors”) for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

except as otherwise herein disclosed.

SCHEDULE “B”

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect six directors for the ensuing year.

The persons named in the following table were proposed for election as directors of the Company, in accordance with Section 156(b) of the Company Act (British Columbia), by a shareholders holding in the aggregate not less than 10% of the shares entitled to vote at the meeting. If elected, each shareholder proposed nominee for director elected at this meeting will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. The enclosed Proxy provides for your vote with respect to each of the following shareholder proposed nominees. Your shares will be voted only in accordance with your instructions relating to the following shareholder proposed nominees listed herein. Please provide your instructions as to your votes for the shareholder proposed nominees in the enclosed Proxy form.

The following information concerning the respective shareholder nominees has been furnished by each of the shareholder proposed nominees and is not as specifically required with respect to principal occupations for the past five years:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Robert M. Angus Canada	Sole Owner of Equus Technologies Inc., a high technology company that he began in 1992	Director nominee	300,000
Nicholas Trott Canada	Director of Sales - Public Sector Markets, Western Canada for AT&T, from 1991 to 2001; Active member of the Vancouver Board of Trade	Director nominee	Nil
Richard M. Manley United States	Self-employed business consultant for a number of public companies	Director nominee	30,000

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Information provided by the abovenamed shareholder nominees with respect to the principal occupation or employment for the past five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the shareholder nominees.

ADDITIONAL INFORMATION CONCERNING SHAREHOLDER NOMINEE DIRECTORS

The following information on the three directors has been provided to the Company by the shareholders nominating them. The Company has not verified the accuracy of these statements.

Robert M. Angus

Mr. Angus graduated from the University of British Columbia, obtaining a Bachelor of Sciences with distinction in Honors Math and Physics and the Masters of Applied Science program in Electrical Engineering.

Mr. Angus has over 25 years experience in developing and marketing technology products. He was a principal of Dynapro Systems Inc. in the early 80's and played a major part in that company's growth in high technology process control.

Mr. Angus served as the President and CEO of Trionics Technology Ltd., a public company which pioneered the concept of self-serve credit card applications such as parking.

From 1995 to 1997, Mr. Angus was a Director of QI where his company successfully engineered QI's initial smart card reader, which generated over $350,000 in sales in the first year.

Mr. Angus is the sole owner of Equus Technologies Inc., a successful high technology company that he began in 1992.

Nicholas Trott

Mr. Trott graduated from the University of Manitoba with a Bachelor of Arts Degree. His professional development included Senior Management Interaction (AT&T Canada) and Management Training/Professional Sales Training (Xerox Canada).

From 1974 hired by Xerox Canada as an account executive Mr. Trott became Sales Manager-Western Canada receiving 9 President's Club Awards for outstanding sales achievement.

1984-88, served as Vice-President and Managing Partner for a leading Vancouver Toshiba distributor-capturing 40% of Canada's lap top computer share within 18 months.

Following two years as President of N. Trott Consulting of Vancouver, Mr. Trott joined AT&T from 1991 to 2001. As Director of Sales - Public Sector Markets, Western Canada he accepted a mandate to recalibrate and refocus AT&T Canada's business development initiatives in the public sector and effectively showcased AT&T's Internet Access across Manitoba, Alberta and British Columbia.

Mr. Trott was appointed to CIBC Global Banking Toronto as Director of Sales and during a four year period, increased CIBC account revenues by 370%.

Mr. Trott is an active member of the Vancouver Board of Trade; he is skilled in developing and maintaining strategic partnerships and senior level alliances to promote long-term growth and profitability. Astutely represents corporate interests at the boardroom level. He maintains a keen attention to bottom-line issues in making key decisions and ensuring a positive return on investment.

Richard M. Manley

Mr. Manley graduated from the University of California at Davis in 1993, with a major in Political Science and a minor in Philosophy. He also received training by the Kettering Foundation in areas relating to conflict resolution and mediation.

Following graduation, Mr. Manley served as the Director of the Transitional Enrichment division of the counseling department at Davis where he was in charge of 13 staff and over 100 students.

From 1994 to 1998 Mr. Manley held positions as a sales and account manager for a California/Colorado chemical company; marketing/sales and business expansion responsibilities with a multimedia production company in the Silicon Valley; and as a stockbroker/portfolio advisor for a security firm also in Silicon Valley.

From 1998 to date, Mr. Manley has been self-employed as a business consultant for a number of public companies. His responsibilities included; raising capital, designing and executing innovative marketing strategies, creating strategic business relationships that have enhanced corporate value and perception, and facilitating increased shareholder value.

SCHEDULE “C”

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31, entitled

"CHANGE OF AUDITOR OF A REPORTING ISSUER",

OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, B.C. V6B 5A5, resigned as the Company's auditor effective as of April 19, 2002 (the “Resignation”). Due to unpaid fees in respect of the audit for the year ended June 30, 2001 and other matters, the Former Auditor was no longer independent of the Company and is unable to prepare audited financial statements for the Company's June 30, 2002 audit. Pursuant to Section 178(4) of the Company Act (British Columbia) the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Wolrige Mahon, Chartered Accountants, (the "Successor Auditor"), of 400 Burrard Street, Suite 900, Vancouver, B.C. V6C 3B7, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI Systems Inc.

Per:

“Mesbah Taherzadeh” (signature) “Craig Jones” (signature)

Mesbah Taherzadeh (name - please print) Craig Jones (name - please print)

President (title - please print) Vice-President (title - please print)

PricewaterhouseCoopers LLP

Chartered Accountants

601 West Hastings Street, Suite 1400

Vancouver, British Columbia V6B 5A5

August 30, 2002

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 9th Floor, 701 West Georgia Street Vancouver, B.C. V7Y 1L2	Alberta Securities Commission 10025 Jasper Avenue, 20th Floor Edmonton, Alberta T5J 3Z5

Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Judiciary Plaza

Washington, D.C. 20549

Dear Sirs:

re: QI Systems Inc. (the "Company")

We have been informed by the Company of its intention to appoint Wolrige Mahon (the "Successor Auditor") as the auditor of the Company effective May 7, 2002, following the resignation of PricewaterhouseCoopers LLP (the "Former Auditor"). The Company has provided us with the disclosures required by National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer". We have reviewed the information contained in the Notice of Change of Auditor (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Policy No. 31, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer following the receipt by the Company of my firm's resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

PricewaterhouseCoopers LLP

Per:

“Paul Challinor” (signature)

Paul Challinor (name - please print)

Schedule "A"

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31, entitled

"CHANGE OF AUDITOR OF A REPORTING ISSUER",

OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, B.C. V6B 5A5, resigned as the Company's auditor effective as of April 19, 2002 (the “Resignation”). Due to unpaid fees in respect of the audit for the year ended June 30, 2001 and other matters, the Former Auditor was no longer independent of the Company and is unable to prepare audited financial statements for the Company's June 30, 2002 audit. Pursuant to Section 178(4) of the Company Act (British Columbia) the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Wolrige Mahon, Chartered Accountants, (the "Successor Auditor"), of 400 Burrard Street, Suite 900, Vancouver, B.C. V6C 3B7, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI Systems Inc.

Per:

“Mesbah Taherzadeh” (signature) “Craig Jones” (signature)

Mesbah Taherzadeh (name - please print) Craig Jones (name - please print)

President (title - please print) Vice-President (title - please print)

WOLRIGE MAHON

Chartered Accountants

400 Burrard Street, Suite 900

Vancouver, British Columbia V6C 3B7

August 28, 2002

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 9th Floor, 701 West Georgia Street Vancouver, B.C. V7Y 1L2	Alberta Securities Commission 10025 Jasper Avenue, 20th Floor Edmonton, Alberta T5J 3Z5

Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Judiciary Plaza

Washington, D.C. 20549

Dear Sirs:

re: QI Systems Inc. (the "Company")

We have been informed by the Company of its intention to appoint Wolrige Mahon, Chartered Accountants (the "Successor Auditor") as the auditor of the Company effective May 7, 2002 following the resignation of PricewaterhouseCoopers (the "Former Auditor"). The Company has provided us with the disclosures required by National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer". We have reviewed the information contained in the Notice of Change of Auditor (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Policy No. 31, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Securities & Exchange Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer following receipt by the Company of the resignation of the Former Auditor and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

Wolrige Mahon

Per:

“A.A. McCreary” (signature)

A.A. McCreary (name - please print)

Schedule "A"

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31, entitled

"CHANGE OF AUDITOR OF A REPORTING ISSUER",

OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, B.C. V6B 5A5, resigned as the Company's auditor effective as of April 19, 2002 (the “Resignation”). Due to unpaid fees in respect of the audit for the year ended June 30, 2001 and other matters, the Former Auditor was no longer independent of the Company and is unable to prepare audited financial statements for the Company's June 30, 2002 audit. Pursuant to Section 178(4) of the Company Act (British Columbia) the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Wolrige Mahon, Chartered Accountants, (the "Successor Auditor"), of 400 Burrard Street, Suite 900, Vancouver, B.C. V6C 3B7, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI Systems Inc.

Per:

“Mesbah Taherzadeh” (signature) “Craig Jones” (signature)

Mesbah Taherzadeh (name - please print) Craig Jones (name - please print)

President (title - please print) Vice-President (title - please print)

NAME OF COMPANY (the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE

OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a) the Notice, and

(b) letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Securities & Exchange Commission.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI SYSTEMS INC.

Per:

“Mesbah Taherzadeh” (signature)

Mesbah Taherzadeh

President

PROXY

Type of Meeting: Annual General Meeting Name of Company: QI Systems Inc. (the "Company")

Meeting Date: December 6, 2002 Meeting Time: 10:00 a.m. (Vancouver time)

Meeting Location: Unit 101, 3820 Jacombs Road, Richmond, B.C. V6V 1Y6

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, Mesbah Taherzadeh, an officer and director of the Company, or failing this person, Craig Jones, an officer of the Company (the “Management Appointees”), or in the place of the Management Appointees, ____________________________________ (please print name) as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

NOTE: Complete this form of proxy and deposit with or mail or fax to Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9 and its fax number is (604) 683-3694. This proxy must be received not less than 48 hours before the meeting (exclusive of Saturdays, Sundays and holidays) or any adjournment thereof and may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
VOTING CHOICE ON RESOLUTIONS
		For	Against
1.	Remuneration to be paid to the auditor
2.	To determine the number of directors at six
3.	To authorize the directors to determine whether to continue US required filings &quotation on OTC BB

VOTING FOR PROPOSED DIRECTORS AND AUDITOR
		For	Withhold
4.	For election as a director (Select a maximum of Six only)
MANAGEMENT NOMINEES:
Mesbah Taherzadeh
Billy G. Parker, Jr.
Lillie Cocunato
Matthew Yugovich
Craig Jones
Allen D. Graves
SHAREHOLDER PROPOSED NOMINEES:
Robert M. Angus
Nicholas Trott
Richard M. Manley
5.	Appointment of auditor
The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the ........ day of ..............................., 200.....
Signature of member: ..................................................................................................
Name of member: ........................................................................................................ (please print clearly)

(Continued on reverse)

NOTES:

1. A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2. A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C. V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3. If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

(a) sign, date and return the proxy form. Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b) appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder's name in the space provided, then signing, dating and returning the proxy form. Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member's appointed proxyholder.

(c) You must only vote in favour of a maximum of six directors. In the event you vote in favour of more than six directors, or do not select any specific directors for nomination, your votes will be registered in favour of Management's six nominee directors.

4. If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

(a) if the member is registered on the register of Members, record his attendance with the Company's scrutineers at the Meeting; or

(b) if the member's securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member's own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1. The shares represented by this proxy may be voted “for” or “against” all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2. By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for Wolrige Mahon as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of Wolrige Mahon as auditor, as the case may be. Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia

V6V 1Y6

Tel. No. (604) 248-2301

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of QI Systems Inc. (the "Company") will be held at Unit 101, 3820 Jacombs Road, Richmond, British Columbia V6V 1Y6 on Friday, December 6, 2002 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company for the fiscal period ended June 30, 2002 and the report of the auditor thereon.

3. To determine the number of directors comprising the Board of directors at six.

4. To elect directors to hold office until the close of the next Annual General Meeting.

5. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

6. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

7. To authorize the directors to determine whether to continue U.S. required filings and quotation on OTC Bulletin Board.

8. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to December 6, 2002 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on November 1, 2002 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 1st day of November, 2002.

BY ORDER OF THE BOARD

QI SYSTEMS INC.

“Mesbah Taherzadeh”

Mesbah Taherzadeh, President

ANNUAL RETURN CARD FORM

(Supplemental Mailing List and

Request for Interim Financial Statements)

ANNUAL GENERAL MEETING, DECEMBER 6, 2002

TO: SECURITY HOLDERS OF

QI SYSTEMS INC. (the "Company")

National Policy Statement No. 41, entitled "Shareholder Communication", provides registered and nonregistered security holders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications. Please be advised that security holders electing not to complete this form will not receive interim financial statements of the Company.

If you wish your name to be added to the Company's Supplemental Mailing List for the aforesaid purposes, please complete, sign and return this form via mail or fax to Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C. V6C 3B9. (Fax: (604) 683-3694).

In anticipation of the ability to use electronic methods for communication between the Company and its shareholders, please provide your fax number and/or E-mail address and indicate your preferred method of communication.

Name of Security Holder, or if the Security Holder is a company, name and office of authorized signatory

Address (including postal code) of Security Holder

Fax No. E-mail Address

Method of Communication (please check accordingly):

Fax:	E-Mail	Mail

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than debt securities) of the Company and request that my name be placed on the Company's Supplemental Mailing List.

Date , 2002 Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory

QI SYSTEMS INC.

Richmond, B.C.

FINANCIAL STATEMENTS

June 30, 2002

AUDITORS' REPORT

To the Shareholders of QI Systems Inc.:

We have audited the balance sheet of QI Systems Inc. as at June 30, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia company act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The audited financial statements as at June 30, 2001 and 2000 and for the years then ended were examined by other auditors who expressed an opinion without reservation on those statements in their reports dated October 18, 2001and August 25, 2000 respectively.

“Wolrige Mahon

”CHARTERED ACCOUNTANTS

Vancouver, Canada

October 8, 2002, except Note 8 which is as of November 1, 2002

Comments by Auditor for U.S. Readers on CanadaU.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 8, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Wolrige Mahon

”CHARTERED ACCOUNTANTS

Vancouver, Canada

October 8, 2002

QI SYSTEMS INC.

STATEMENT OF OPERATIONS AND DEFICIT

For the years ended June 30, 2002, 2001 and 2000

(Expressed in U.S. dollars)

	2002	2001	2000
	$	$	$

Revenue
Product sales	136,712	196,685	313,055
Service and contract work	16,273	38,125	38,558
	152,985	234,810	351,613
Cost of goods sold	147,452	380,870	117,517
	5,533	(146,060)	234,096
Expenses
Development costs	405,320	287,274	612,239
Marketing	150,105	253,344	138,807
Administration	248,521	199,046	240,351
Professional fees	67,560	109,471	62,764
Amortization	59,667	59,012	18,995
Bad debt		7,018
Financing costs and interest	40,926	6,800	7,467
	972,099	921,965	1,080,623
Operating loss	(966,566)	(1,068,025)	(846,527)
Interest income	126	1,253	2,019

Net loss	(966,440)	(1,066,772)	(844,508)
Deficit, beginning of year	(8,375,330)	(7,308,558)	(6,464,050)

Deficit, end of year	(9,341,770)	(8,375,330)	(7,308,558)

Loss per share basic and diluted (Note 11)	(0.08)	(0.09)	(0.07)

QI SYSTEMS INC.

BALANCE SHEET

As at June 30, 2002 and 2001

(Expressed in U.S. dollars)

	2002	2001
	$	$

Assets
Current
Cash	83,961	12,239
Receivables	37,749	28,840
Share subscriptions receivable (Note 8)	815,994	-
Prepaid expenses	6,347	2,204
Inventory (Note 4)	143,170	169,431
	1,087,221	212,714
Capital assets (Note 5)	21,835	80,844

	1,109,056	293,558

Liabilities
Current
Payables and accruals (Note 7)	813,936	539,941
Shareholder loan (Note 6)	326,415	297,315
Deferred revenue	25,000	-
	1,165,351	837,256

Share Capital and Deficit
Share capital (Note 8)	7,967,877	7,697,877
Share capital subscribed (Note 8)	1,187,809	-
Warrants	164,000	164,000
Deficit	(9,341,770)	(8,375,330)
Cumulative translation adjustment	(34,211)	(30,245)
	(56,295)	(543,698)

Going concern (Note 1)
Commitments and contingencies (Note 12)

	1,109,056	293,558

Approved by Directors:

Director Director

Mesbah Taherzadeh Craig R. Jones

QI SYSTEMS INC.

STATEMENT OF CASH FLOWS

For the years ended June 30, 2002, 2001 and 2000

(Expressed in U.S. dollars)

	2002	2001	2000
	$	$	$

Cash flows related to operating activities
Loss for the year	(966,440)	(1,066,772)	(844,508)
Amortization	59,667	59,012	18,995
Writedown of inventory	-	50,000	-
	(906,773)	(957,760)	(825,513)
Changes in noncash working capital
Receivables	(8,909)	69,473	(20,864)
Prepaid expenses	(4,143)	32,303	(32,900)
Inventory	26,261	(219,431)	-
Payables and accruals	273,995	383,103	(120,604)
Deferred revenue	25,000	-	-
	(594,569)	(692,312)	(999,881)
Cash flows related to investing activities
Investment in capital assets	(659)	(107,752)	(1,391)
Cash flows related to financing activities
Proceeds from shareholder loans	30,000	288,831	(34,176)
Proceeds from private placements	270,000	452,579	1,020,128
Proceeds from share capital subscribed	371,815	-	-
	671,815	741,410	985,952
Foreign exchange effect	(4,865)	(2,699)	13,325
Net increase (decrease) in cash	71,722	(61,353)	(1,995)
Cash, beginning	12,239	73,592	75,587

Cash, ending	83,961	12,239	73,592

Supplementary information
Interest received	126	1,253	2,019
Interest paid	(40,926)	(6,800)	7,467
Income taxes paid		-	-

Noncash transactions (Note 8)

Note 1 Going Concern

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for selfserve applications such as vending, laundromat machines, transit fare collection systems and newspaper vending machines.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2002, there was substantial doubt that the company would be able to continue as a going concern.

The company has significant losses, a working capital deficiency and an accumulated deficit. The company requires additional capital and revenue sources.

Management continues to seek additional financing and revenue sources. Although there is no assurance that the company will be successful in these actions, management is confident that it will be able to secure the necessary financing and improve operating cash flow to enable it to continue as a going concern. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

Note 2 Significant Accounting Policies

Amortization of Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

Furniture and fixtures	20%	declining balance
Computer equipment	30%	declining balance
Moulds, tools and test equipment	100%	declining balance

except in the year of acquisition, at which time amortization is provided for at onehalf the annual rate.

Inventories and Cost of Goods Sold

The company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and nonrecurring engineering fees. Revenue is recognized upon delivery of equipment and completion of nonrecurring engineering work. Service, installation and contract revenue is recognized upon completion and acceptance.

Note 2 Significant Accounting Policies (continued)

Development Costs

Development costs include ongoing research and development of the modular payment system SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for nonmonetary assets and liabilities. Revenues and expenses are translated at average monthly exchange rates. The company has adopted the United States dollar as its reporting currency, although the Canadian dollar is its functional currency.

For reporting purposes, assets and liabilities are translated at the current exchange rate, revenues and expenses are translated at average exchange rates, and equity and share capital are translated at historical exchange rates.

Stockbased Compensation Plans

The company has an Employee Incentive Stock Option Plan which is described in Note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees or consultants as options are normally issued at a price equivalent to the market price on date of issue. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paidin capital warrants until the warrants are exercised or expired.

Note 3 Financial Instruments

The fair value of the Company's cash, receivables, share subscriptions receivable and payables accruals approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Note 4 Inventory

	2002	2001
	$	$
Raw materials	170,563	129,852
Workinprocess	11,660	13,326
Finished goods	10,947	76,253
	193,170	219,431
Less: Inventory writedown	(50,000)	(50,000)
	143,170	169,431

Note 5 Capital Assets

		2002			2001
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$
Furniture and fixtures	22,268	16,502	5,766	22,268	15,060	7,208
Computer equipment	72,739	56,670	16,069	72,080	49,924	22,156
Moulds, tools and
test equipment	100,705	100,705	-	100,705	49,225	51,480
	195,712	173,877	21,835	195,053	114,209	80,844

Note 6 Shareholder loan

Interest of $34,617 was incurred during the year ended June 30, 2002 (2001 $6,186) on loans from two shareholders amounting to $326,415 (2001 $297,315). The loans bore interest at 12% per annum. Subscribed shares were issued in settlement of the loans subsequent to year end.

Note 7 Related Party Transactions and Balances

During the year, the company paid $154,435 (2001: $87,155) in consulting fees to directors and officers and former directors and officers of the company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2002 and 2001, amounts of $68,253 and $79,063, respectively, were due to these directors and officers relating to these fees, and included in accounts payable.

Note 8 Share Capital

Authorized:
-- 200,000,000	common shares with no par value
		Number of	Amount
		Shares	$
Issued and outstanding:

Issued for cash
Balance June 30, 2000		11,355,714	7,409,298
Private placement		250,000	446,231
Warrants		-	(164,000)
Options exercised		4,000	6,348
Balance June 30, 2001		11,609,714	7,697,877
Issued for cash
Private placements		670,454	270,000
Balance June 30, 2002		12,280,168	7,967,877

Share Capital Subscribed

On May 3, 2002 the Company adopted a share capital subscription plan to issue 3,750,000 units at a price of $0.30 ($0.50 Canadian) per unit by way of private placement. Each unit is comprised of one common share and one share purchase warrant of the company, exercisable for a period of 24 months from May 3, 2002 at a price of $0.40 per share. The shares were issued as follows:

	Number of	Amount
	Shares	$

Subscribed shares issued for cash	1,980,000	607,794
Subscribed shares issued in settlement of debt:
Shareholder loan	1,000,000	326,415
Trade accounts payable	770,000	253,600
	3,750,000	1,187,809

Subsequent to year end all 3,750,000 subscribed shares were issued.

Note 8 Share Capital (continued)

Warrants

On August 23, 2000, the company completed a private placement for net proceeds of $446,231. The placement comprised of 250,000 units; each unit comprised of one common share and one nontransferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.85 (Cdn $2.80) for a period of two years from August 23, 2000. $164,000 of the proceeds of the private placement has been allocated to warrants. As at June 30, 2002, all 250,000 warrants were outstanding. These warrants expired August 23, 2002.

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

Stock Options

The company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date and may be granted for periods of up to five days. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2002 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

A summary of the status of the company's stock option plan as of June 30, 2002 and 2001, and changes during the years ending on those dates, is presented below:

			2002			2001
		Number of	Weighted Average		Number of	Weighted Average
		Shares	Exercise Price		Shares	Exercise Price
			US $	Cdn $		US$	Cdn$
Outstanding
Beginning of year		1,809,900	1.14	1.73	1,321,900	2.89	4.24
Granted		-	-	-	907,000	0.94	1.43
Exercised		-	-	-	(4,000)	1.59	2.35
Forfeited		(293,400)	1.32	2.10	(415,000)	2.15	3.28
Outstanding
	End of year	1,516,500	1.09	1.65	1,809,900	1.14	1.73

Note 8 Share Capital (continued)

				Options
	Options Outstanding			Exercisable

			Weighted
			average
			remaining
Exercise price		Number	contractual	Number
		outstanding at	life	exercisable
US $	Cdn $	June 30, 2002	(years)	at June 30, 2002

0.79	1.20	650,000	3.71	158,500
1.32	2.00	866,500	2.25	685,500
		1,516,500	2.87	844,000

Note 9 Segmented Information

The company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.

Revenues by country are as follows:

	2002	2001
	$	$
Canada	115,700	151,872
United States	37,285	53,167
Venezuela	-	25,155
Norway	-	4,616
	152,985	234,810

All capital assets are located in Canada.

During the year ended June 30, 2002, one customer accounted for 70% of product sales.

During the year ended June 30, 2001, three customers accounted for 27%, 18% and 11% of product sales respectively.

Note 10 Income Taxes

The company has accumulated losses of $4,816,407 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

$
2003	230,884
2004	411,855
2005	601,070
2006	827,742
2007	800,865
2008	1,008,024
2009	935,967
4,816,407

In addition, the company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $1,806,227 to date for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The company has also accumulated nonrefundable investment tax credits of $414,662 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by Canada Customers and Revenue Agency and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, nonrefundable investment tax credits, and capital cost allowance is not reflected in these financial statements.

The income tax provision for the year ended June 30, 2002 and 2001 differs from the amount obtained by applying the applicable statutory income tax rates to loss before future income tax recovery as follows:

	2002	2001
Canadian federal and provincial tax rates	39.62%	45.12%
	$	$
Income tax recovery based on statutory rates	382,904	481,328
Loss carryforward and scientific research and experimental development expenditures	(277,332)	(364,328)
Tax effect on timing difference	(105,572)	(117,000)
	-	-

Note 11 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 12,034,278 shares (2001: 11,571,835 shares; 2000: 11,085,907 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is antidilutive.

Note 12 Commitments and Contingencies

Obligations under the operating lease on the office premises are:

2003	38,745
2004	38,745
2005	38,745
2006	38,745
2007	35,516
190,496

The company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the company, the company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of EarnOut Shares (escrow shares) as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

Note 13 Differences Between Generally Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (U.S. GAAP).

Had the company followed U.S. GAAP, the statement of shareholder's equity (deficiency) under U.S. GAAP would have been reported as follows:

	2002	2001
	$	$
Share capital
Common shares	7,957,877	7,687,877
Additional paidin capital	679,000	679,000
Deferred compensation expense	(56,667)	(56,667)
Share capital subscribed	1,187,809	-
	9,768,019	8,310,210
Cumulative translation adjustment	(34,211)	(30,245)
Accumulated deficit
Balance beginning of year	(8,823,663)	(7,728,558)
Loss for the year	(966,440)	(1,095,105)
Balance end of year	(9,790,103)	(8,823,663)
	(56,295)	(543,698)

Note 13 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Had the company followed U.S. GAAP, the statements of operations contained within the financial statements would have been reported as follows:

	2002	2001	2000
	$	$	$
Loss for the year under Canadian GAAP	966,440	1,066,772	844,508
Effect of stockbased compensation	-	28,333	-
Loss for the year under U.S. GAAP	966,440	1,095,105	844,508
Loss per common share basic and diluted
Canadian GAAP	(0.08)	(0.09)	(0.07)
U.S. GAAP	(0.09)	(0.09)	(0.08)

Had the company followed U.S. GAAP, it would have reported statements of comprehensive income within the financial statements as follows:

	2002	2001	2000
	$	$	$
Loss under U.S. GAAP	(966,440)	(1,095,105)	(844,508)
Foreign currency translation adjustment	-	(23,211)	14,048
Comprehensive loss under U.S. GAAP	(966,440)	(1,118,316)	(830,460)

Had the company followed U.S. GAAP, cash provided from (used for) operating activities contained within the statements of cash flows would have been reported as follows:

	2002	2001	2000
	$	$	$
Cash flows from operating activities
Loss for the year under U.S. GAAP	(966,440)	(1,095,105)	(844,508)
Items not affecting cash
Amortization	59,667	59,012	18,995
Inventory writedown	-	50,000	-
Stockbased compensation	-	28,333	-
	(906,773)	(957,760)	(825,513)
Changes in noncash working capital
Receivables	(8,909)	69,473	(20,864)
Prepaid expenses	(4,143)	32,303	(32,900)
Inventory	26,261	(219,431)	-
Payables and accruals	273,995	383,103	(120,604)
Deferred revenue	25,000	-	-
Operating activities under U.S. GAAP	(594,569)	(692,312)	(999,881)

Note 13 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Stockbased Compensation

Under U.S. GAAP, the company uses the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the company adopted the fair value method of accounting for stockbased compensation. This requires the options to be valued on the date of grant using the BlackScholes option pricing method as prescribed by FAS 123.

Effective for fiscal years beginning on or after January 1, 2002, all public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stockbased compensation. These new requirements require that all stockbased payments to nonemployees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The company has elected to apply the proforma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

Comprehensive Income

U.S. GAAP requires disclosure of comprehensive income which, for the company, is net income (loss) under U.S. GAAP plus the change in cumulative translation adjustment under U.S. GAAP.

The concept of comprehensive income does not exist under Canadian GAAP.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 144, "Accounting for the Impairment or Disposal of LongLived Assets". FAS No. 144 requires that longlived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed by sale. It also prescribes various approaches to valuing these types of longlived assets. FAS No. 144 is effective for fiscal years beginning after December 15, 2001. The provisions of FAS No. 144 are to be applied prospectively. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

The FASB issued FAS No. 143, which addresses financial accounting and reporting obligations associated with the retirement of longlived assets and the associated asset retirement costs. The statement applies to all entities and to legal obligations associated with the retirement of longlived assets that result from the acquisition, construction, development and (or) the normal operation of a longlived asset, except for certain obligations of lessees. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company does not expect that this statement will have a material impact on the company's financial position, results of operations or cash flows.

QI Systems Inc. Press Releases

QI Grants Stock Options

Fri, Jan 24, 2003, QI Grants Stock Options, BC - QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U), announces the following:

A. Granting of stock options pursuant to the Company's stock option plan to the Company's directors, to purchase up to 200,000 common shares. The options will be granted for a period of five (5) years, commencing on December 31, 2002, at $0.50 US per share;

B. Granting of incentive stock options pursuant to the Company's stock option plan to certain employees, contractors and consultants to purchase up to 353,000 common shares. The option will be granted for a period of five (5) years, commencing on December 31, 2002, at $0.50 US per share; and

C. Granting of incentive stock options pursuant to the Company's stock option plan to certain employees, contractors and consultants to purchase up to 165,500 common shares. The option will be granted for a period of one (1) year commencing on December 31, 2002, at $0.50 US per share.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVendTM system is currently being used in conjunction with many card schemes, including Visa Cash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVendTM, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVendTM systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, and newspaper vending boxes for such publications as USA Today and in parking machines.

{Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects,” “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

QI expands marketing of its Smart Water Dispensing System into Western United States

Mon, Jan 20, 2003, Richmond, BC - QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U), received an order from a city in State of Colorado to design, manufacture and deliver a Smart Water Dispensing Kiosk for the sale of bulk water. This Smart Water Dispensing Kiosk is to replace their present self serve bulk water coin operated system.

“The Smart Card operated kiosk provides complete service to customers because it not only dispenses the water, but will also sell and reload smart cards. The unattended kiosk will operate around the clock, providing users with simple solution to their bulk water needs.

“We think this is another niche market for our products and also shows our capability for solving problems in an ingenious and cost effective manner,” stated Taherzadeh.

The dispensing kiosk clearly has other uses that are under development. “We are certain that the flexibility of the kiosk's design, will enable us to serve a variety of purposes in areas currently limited to coin operated devices,” said Taherzadeh.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVendTM system is currently being used in conjunction with many card schemes, including Visa Cash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVendTM, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVendTM systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, and newspaper vending boxes for such publications as USA Today and in parking machines.

{Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects,” “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

QI Systems Poised to Blaze Trail in Controlled Delivery Markets

Mon, Jan 6, 2003, Richmond, BC - QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U), has received an order from British Columbia's Slim Line Design LTD. For providing 140 SmartVend(TM) devices as part of an agreement to supply one of Canada's largest cigarette manufacturer's with a controlled dispensing systems. This order is a further evidence that QI's strong foothold in the niche market for Controlled Dispensing Systems is gaining acceptance by the industry.

"Sales continue a steady pattern of growth, because we are producing products with applications for niche markets," says Mesbah Taherzadeh, President/CEO of QI Systems, Inc. Controlling the delivery of tobacco products has recently gained momentum in Quebec and Ontario, due to government regulations that require cigarette manufacturers to ensure minors are not able to purchase tobacco from food and beverage servers. Other states and provinces in US and Canada are expected to follow suit.

"Our SmartVend(TM) product carries an added benefit for the management of a pub or restaurant that helps their inventory control. Employees must use a smart card to access the cigarette inventory. The card tracks the number of packages that the employee removes from the inventory, and keeps a running tally of which employee sold how many packages," explained Taherzadeh. "At the end of the shift, managers or owners can check inventory against sales receipts which are attributed to each employee," says Taherzadeh.

The potential for growth in this niche is tremendous, because of concerted efforts on the part of the Canadian, US, and International governments, that intend to legislate and prohibit dispensing of tobacco products to minors. QI's SmartVendTM product is flexible and can be easily adapted to suit any inventory control measures, making them more efficient, and accurate, whether in retail, or manufacturing environments.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVendTM system is currently being used in conjunction with many card schemes, including Visa Cash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVendTM, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVendTM systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, and newspaper vending boxes for such publications as USA Today and in parking machines.

{Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects,” “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

QI Systems, Inc. Extends Global Reach With Repeat Business

Mon, Dec 16, 2002, Richmond, BC - QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U), continues to improve its market position by strengthening strategic relationships with firms who have international reach. The latest such example is an additional request from CALE Parking of Quebec, Canada who ordered 16 of the technologically advanced Hybrid Payment terminal units this month.

Mesbah Taherzadeh, President/CEO of QI Systems, Inc., reports that the relationship with CALE will prove invaluable in extending the company's global impression.

“We are particularly proud to work with CALE Parking, because they currently have products in over 35 countries throughout the world,” says Taherzadeh.

QI is supplying CALE with smart card technology for use in its Pay and Display meters, which require a dual operating systems. “Our products are flexible because they can work with both proprietary Smart Cards and Magnetic Strip Credit Cards operating platforms. This will allow CALE to in turn, offer alternative payment options to the consumer, which they were not able to do previously,” says Taherzadeh.

“Within a short period of time, the cities in both Eastern and Western Canada will be utilizing CALE's Pay and Display meters that are equipped to handle payments using both operating platforms, which will definitely make their lives easier,” Taherzadeh added.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVendTM system is currently being used in conjunction with many card schemes, including Visa Cash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVendTM, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVendTM systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

{Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects,” “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Completion of Private Placement

Mon, Dec 9, 2002, Richmond, BC - QI Systems Inc. ( OTCBB: QIIIF, TSX Venture Exchange: QII.U) announced today that it has received the TSX Venture Exchange approval of the Private Placement that was announced on October 30, 2002. This Private placement is now closed and the expiry date of the hold period for resale of the issued Common Shares is set as December 4, 2003.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, newspaper vending boxes for such publications as US Today and in parking machines.

{Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects,” “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.}

BTV Profiles Resin Systems and QI Systems

Thu, Dec 5, 2002, Vancouver, BC - On Dec. 7th and 8th, 2002- on National TV, BTV-Business Television profiles:

*View the features online through the video links below*:

QI Systems Inc. (TSXV:QII, OTC:BB:QIIIF) - http://www.b-tv.com/i/videos/qi.ram - designs, manufactures and markets products that allow the use of Cash Card payment systems in off-line self-serve applications wherever cash transactions are made, like vending and photocopying machines.

Resin Systems Inc. (TSXV: RS) -http://www.b-tv.com/i/videos/resin.ram is a chemical technology company engaged in the commercialization and further development in a multi-billion dollar industry - resins; commonly referred to as plastics.

BTV, a half-hour weekly business program, profiles innovative companies across North America. With Host Taylor Thoen, BTV features companies at their location, and interviews the company's key personnel, features their products/services and unveils their plans for future growth.

BTV BROADCAST TIMES:

U.S.: - America One -Sat. Dec. 7th @ 6:30pm EST

Canada: - Ontario: New VR Sun Dec. 8th @ 11:30pm EST, New WI Sun. 12:noon EST, New PL Sun. 12:noon EST, New NX Sun. 12:noon EST, New RO Sun. 11:30pm EST, CLT: Canadian Learning TV national across Canada: Sat. Dec. 7th @ 11:30am MST, CLT repeat Mon. Dec.9th @ 5:30pm &11pm, British Columbia: New VI -chan12 Sun. Dec.8th @ 8:00am PST

FOR INFORMATION ON BTV CALL: (604) 575-3002 www.b-tv.com

1st Quarter Sales Increase for 2nd Consecutive Fiscal Year

Tue, Dec 3, 2002, Richmond, BC - Repeat Orders Figure into Success

Vancouver, B.C. - QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U) moves one step closer to meeting financial goals with the announcement of a first quarter sales jump for FY2003. "We realize that outperforming ourselves each quarter is what our investors and employees expect from QI. The company is pleased to report that for the first quarter, sales were up 100% over the same period of FY2002," says QI Systems Inc, President/CEO, Mesbah Taherzadeh.

"The company continues to receive new orders for each of its SmartVend™ products, which are flexible and adaptable to almost all of the smart card use environments. QI Systems, Inc. takes pride in the fact these SmartVendTM units offer the capability to upgrade, compared with what is commonly available in the market today."

First quarter figures for FY2003 totaled $206,276. Substantially more than first quarter FY 2002 figures of $103,106. "I believe that this quarter signifies a turnaround in our financial position, especially when one considers the reduction in overall loss figures for the same reporting period," Taherzadeh enthusiastically reports.

"This means we are moving toward profitability during a time when many other high tech firms are continuing to find their position eroding," says Taherzadeh.

Significantly, the increase in sales volume comes from repeat business from current customers such as; Mount Royal College of Calgary Alberta, JAYD LLC, EFM, USAToday, CALE Parking, etc. Included in the sales figures were 10 additional orders for the QI's Smart Card Revalue Stations from JAYD LLC for their joint project with Central Parking Corporation and Massachuset Bay Transit Authority, and two of similar Smart Card Revalue Stations from Mount Royal College.

Though the smart card industry worldwide is in the early phase of market growth, multiple repeat orders do signify that QI Systems' products are well accepted by its customers. Taherzadeh also interjects that, "the smart card industry as a whole is gaining momentum with consumers, who appear to appreciate the convenience, reliability, and security chip based cards have to offer."

About QI Systems Inc. - QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, newspaper vending boxes for such publications as US Today and in parking machines.

{Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects,” “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.}

Mr. Craig R. Jones joins Board of Directors

Wed, Oct 30, 2002, Richmond, BC - QI Systems Inc. (OTC BB: QIIIF; TSX Venture Exchange: QII.U) announced today the appointment of Mr. Craig R. Jones to its Board of Directors effective immediately. Presently, Mr. Jones is the Company's Vice-President, in charge of the Sales and marketing Division. He brings extensive and valuable experience in Sales and Marketing on a national and international level to the Board. The Company believes Mr. Jones' professional expertise and his wealth of knowledge in all aspects of Marketing will be well utilized by the Board in positioning the Company into its next stages of commercial growth.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding Smart Card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card,TTI card, Jayd/Setec card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USAToday and in parking machines.

Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects”, “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange has not reviewed and do not accept responsibility for the adequacy of this news release.

QI Secures Private Placement

Wed, Oct 30, 2002, Richmond, BC - QI Systems Inc. (OTC BB: QIIIF; TSX Venture Exchange: QII.U) announced today that the Company has negotiated a private Placement for a total 333,333 units (the “Private Placement Units”), each unit comprised of one common share (a “Share”) and one non-transferable share purchase warrant (a “Warrant”) in the capital stock of the Company at $0.30US per unit to net the treasury an aggregate of $100,000.US. One Warrant will entitle the holder to purchase one additional common share of the Company for a period of two years from the date of the initial purchase at $0.40US per share. The common shares and any shares issued on the exercise of the share purchase warrants forming part of the Private Placement will be subject to restrictions on resale until such time as the appropriate hold period has been satisfied.
The proceeds of the Private Placement will be used for general working capital, and payments of accounts payable of the Company.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding Smart Card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card,TTI card, Jayd/Setec card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USAToday and in parking machines.

Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects”, “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange has not reviewed and do not accept responsibility for the adequacy of this news release.

QI Systems continues Receiving orders for its products

Mon, Sep 30, 2002, Richmond, BC - QI Systems Inc. (OTC BB: QIIIF; TSX Venture Exchange: QII.U) announced today that the Company has been receiving purchase orders on a regular basis for equipment from its clients.

New orders have been received from:

• EFM: Purchased 10 more devices for installation in large Network Printers. Further purchase orders for similar equipment is pending.

• Cale Parking: Purchased 10 more Hybrid Smart Card Payment Terminals for installation into Pay & Display Parking Machines. Cale intends to purchase more of the same equipment in the future and on a regular basis.

• Aurora: Another Northern British Columbia City decided to join the City of Dawson Creek in using the Smart Water Distribution System by ordering their first system including 250 Smart Cards.

• USAToday: Purchased 60 more Smart cards Payment Terminals for installation in newspaper vending boxes located in 9 more college campuses. Their expansion plan calls for further purchases and installation in more campuses throughout United States.

• Jayd/ MBTA: QI Systems has successfully completed the development and integration of the Jayd/ Setec Card Scheme into its equipment. The first QI's Unattended Reload Station has been delivered to Jayd for installation in one of the MBTA's Stations that is located in the metropolitan Boston area. Further installation of QI's similar equipment including Unattended Payment terminals are scheduled, and expected in the near future.

Mesbah Taherzadeh, President & CEO of QI Systems Inc. stated “ The increased pace at which the clients of QI Systems are now placing orders, and installing Smart Card Payment Systems is a clear indication that they have full confidence in the capabilities of QI Systems Inc. for delivering superior products and services related to the Smart Card Technology. Therefore, we expect a significant growth in size and volume of orders from our clients in the coming months.”

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding Smart Card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USAToday and in parking machines.

Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects”, “anticipates” or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange has not reviewed and do not accept responsibility for the adequacy of this news release.